

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEW Securities Limited Partnership

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

World Trade Center East, Two Seaport Lane
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Finnegan 617-261-9324
(Area Code – Telephone Number)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 05 2007
WASH, DC 213 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, James J. Finnegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEW Securities Limited Partnership, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE A. SILVA
Notary Public
Commonwealth of Massachusetts
My Commission Expires September 6, 2007

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS **PAGE(S)**

Annual Audited Report Form X-17A-5	1 - 2
Report of Independent Auditors	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Partners' Capital	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 9
Supplementary Information	
Computation of Aggregate Indebtedness and Net Capital	10
Statement of Exemption	11
Report of Internal Auditors on Internal Control	12 - 13



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Partners of AEW Securities Limited Partnership:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of AEW Securities Limited Partnership (the "Partnership") at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2007

AEW Securities Limited Partnership
as of December 31, 2006

	Note		2006
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	2	$	22,362
Other assets			2,872
TOTAL ASSETS		$	25,234
LIABILITIES & CAPITAL			
CURRENT LIABILITIES			
Accounts payable		$	9,250
TOTAL LIABILITIES			9,250
PARTNERS' CAPITAL			
General partner - contributions			1,872
Limited partner - contributions			185,328
Retained earnings			(171,216)
TOTAL PARTNERS' CAPITAL		$	15,984
TOTAL LIABILITIES & PARTNERS' CAPITAL		$	25,234

The accompanying notes are an integral part of the financial statements.

AEW Securities Limited Partnership
for the year ended December 31, 2006

	Note	2006
REVENUE		
Interest income	$	1,138
OPERATING EXPENSES		
Professional fees		11,483
Insurance		470
Other expenses		3,699
TOTAL EXPENSES		15,652
NET LOSS	$	(14,514)

The accompanying notes are an integral part of the financial statements.

AEW Securities Limited Partnership
for the year ended December 31, 2006

	GENERAL PARTNER	LIMITED PARTNER	TOTAL
PARTNERS' CAPITAL - DECEMBER 31, 2005	$ 25	$ 2,473	$ 2,498
Contributions	280	27,720	28,000
Net loss	(145)	(14,369)	(14,514)
PARTNERS' CAPITAL - DECEMBER 31, 2006	$ 160	$ 15,824	$ 15,984

The accompanying notes are an integral part of the financial statements.

AEW Securities Limited Partnership
for the year ended December 31, 2006

	Note		2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss		$	(14,514)
Increase in other assets			(1,513)
Increase in current liabilities			2,450
NET CASH USED BY OPERATING ACTIVITIES			(13,577)
CASH FLOWS FROM FINANCING ACTIVITIES			
Partner Contributions			28,000
NET CASH FROM FINANCING ACTIVITIES			28,000
Net change in cash and cash equivalents			14,423
Cash and cash equivalents at the beginning of year			7,939
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		$	22,362

The accompanying notes are an integral part of the financial statements.

1. NATURE OF PARTNERSHIP'S BUSINESS

AEW Securities Limited Partnership (the "Partnership"), a Massachusetts Limited Partnership, was organized in July 1992. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The general partner of the Partnership is AEW Capital Management, Inc. (the "GP") and the limited partner is AEW Capital Management, L.P. ("AEW Capital Management"), both of which are wholly-owned subsidiaries of IXIS Asset Management US Group, L.P. The Partnership provides for allocation of net income or net loss, and distributions to the partners in accordance with their respective ownership percentages.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Partnership considers highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Income Taxes

No provision for income taxes is recognized in the accompanying financial statements since the income or loss of the Partnership accrues to and is reportable by the individual partners of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The Partnership utilizes AEW Capital Management's employees, facilities and systems in the conduct of its business. While the Partnership may reimburse AEW Capital Management for the services provided, the costs incurred by the Partnership may not necessarily be the same if an unrelated third party provided such services.

AEW Securities Limited Partnership
December 31, 2006

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as those terms are defined, whichever is greater. Net capital and the related net capital percentage may fluctuate on a daily basis. At December 31, 2006, the Partnership had net capital of $13,112, a minimum net capital requirement of $5,000 and a ratio of 70.55% of aggregate indebtedness to net capital.

3. OTHER REGULATORY

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2)(i). During the year ended December 31, 2006, the Partnership was in compliance with the conditions for the exemption.

AEW Securities Limited Partnership
December 31, 2006

Total partners capital	$	15,984
Less non allowable other assets		(2,872)
Net capital	$	13,112
Required Capital:		
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$	5,000
Excess net capital		8,112
Net capital as above	$	13,112
Percentage of aggregate indebtedness to net capital		70.55%

There are no material difference between the amounts reported above and those amounts reported in AEW Securities Limited Partnership's unaudited Part IIA FOCUS Report filed for the year ended December 31, 2006.

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2)(i). During the year ended December 31, 2006, the Partnership was in compliance with the conditions for the exemption.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of AEW Securities Limited Partnership:

In planning and performing our audit of the financial statements and supplemental schedules of AEW Securities Limited Partnership (the "Partnership") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2007

END